                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Impax Laboratories, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    45256B101
             ------------------------------------------------------
                                 (CUSIP Number)

                                December 14, 1999
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is being filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45256B101                   13G                      Page 2 of 7 Pages



------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

       Frederick R. Adler Intangible Asset Management Trust

------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]

------------------------------------------------------------------------------
   3   SEC USE ONLY



------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

------------------------------------------------------------------------------
                            5    SOLE VOTING POWER
                                 575,350 shares - See Item 4(a)

       NUMBER OF
        SHARES              --------------------------------------------------
     BENEFICIALLY           6    SHARED VOTING POWER
       OWNED BY                  0
         EACH
       REPORTING
        PERSON              --------------------------------------------------
         WITH               7    SOLE DISPOSITIVE POWER
                                 575,350 shares - See Item 4(a)


                            --------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                 0


------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       575,350 - See Item 4(a)

------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       2.3% - See Item 4(a)

------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       OO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45256B101                   13G                      Page 3 of 7 Pages


------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

       Susan R. Chapman, Trustee

------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]

------------------------------------------------------------------------------
   3   SEC USE ONLY



------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

------------------------------------------------------------------------------
                            5    SOLE VOTING POWER
                                 637,696 shares - See Item 4(a)

       NUMBER OF
        SHARES              --------------------------------------------------
     BENEFICIALLY           6    SHARED VOTING POWER
       OWNED BY                  0
         EACH
       REPORTING
        PERSON              --------------------------------------------------
         WITH               7    SOLE DISPOSITIVE POWER
                                 637,696 shares - See Item 4(a)


                            --------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                 0


------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       637,696 - See Item 4(a)

------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       2.67% - See Item 4(a)

------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN


------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45256B101                   13G                      Page 4 of 7 Pages

Item 1.     (a)   Name of Issuer: Impax Laboratories, Inc.

            (b)   Address of Issuer's Principal Executive Offices:
                  30831 Huntwood Avenue Hayward, CA 94544

Item 2.     (a)   Name of Person Filing:
                  The Frederick R. Adler Intangible Asset Management Trust
                  (the "Trust") and Susan R. Chapman, Trustee.

            (b)   Address of Principal Business Office:
                  c/o Susan R. Chapman, Trustee
                  175 East 64th Street
                  New York, New York 10021

            (c)   Citizenship:
                  The Trust is governed by the laws of the State of Florida, even though Florida is not the situs of the Trust. Susan R. Chapman is a citizen of the United States.

            (d)   Title of Class of Securities:
                  Common Stock, par value $.01

            (e)   CUSIP Number:
                  45256B101

Item 3.     Not Applicable

Item 4.     Ownership.

            (a)   Amount beneficially owned:

                  The 575,350 shares of Common Stock beneficially owned by the Trust includes 246,914 shares of Common Stock which were issued upon the conversion of 5,000 shares of Series A Convertible Preferred Stock.

                  The 637,696 shares of Common Stock beneficially owned by Ms. Chapman includes the 575,350 shares owned by the Trust, of which Ms. Chapman serves as Trustee. The additional 62,346 shares beneficially owned by Ms. Chapman includes 50,000 shares of Common Stock held by Longview Partners, L.P., of which Ms. Chapman is the General Partner, and 12,346 shares of Common Stock which were issued upon the conversion of 250 shares of Series B Convertible Preferred Stock owned of record by Philip R. Chapman, spouse of Ms. Chapman. Ms. Chapman disclaims beneficial ownership of the 637,696 shares for purposes of Section 16 or for any other purpose.

            (b)   Percent of class:

                  See Item 11 of the cover page attached hereto and Item 4(a) above.

CUSIP No. 45256B101                   13G                      Page 5 of 7 Pages

           (c)    Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:
                        See Item 5 of the cover page attached hereto and
                        Item 4(a) above.

                  (ii)  Shared power to vote or to direct the vote:
                        See Item 6 of the cover page attached hereto.

                  (iii) Sole power to dispose or to direct the disposition of:
                        See Item 7 of the cover page attached hereto and
                        Item 4(a) above.

                  (iv)  Shared power to dispose or to direct the disposition of:
                        See Item 8 of the cover page attached hereto.

Item 5.   Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]. (The decrease in percentage of beneficial ownership of the reporting person is a result of the merger of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. on December 14, 1999, pursuant to which the shareholders of Impax Pharmaceuticals, Inc. were issued approximately 16,904,114 shares of common stock of the combined company and 170,000 shares of preferred stock of the combined company, initially convertible into 11,341,651 shares of common stock of the combined company. Global Pharmaceutical Corporation was the legal survivor of the merger, and in connection therewith changed its name to Impax Laboratories, Inc.)

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
          Not Applicable

Item 8.   Identification and Classification of Members of the Group.
          Not Applicable

Item 9.   Notice of Dissolution of Group.
          Not Applicable

Item 10.  Certification.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45256B101                    13G                     Page 6 of 7 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 Frederick R. Adler Intangible
Date:     February 18, 2000                         Asset Management Trust

                                                 By: /s/ Susan R. Chapman
                                                 ------------------------------
                                                 Susan R. Chapman, on behalf of
                                                    the Trust and as Trustee

CUSIP No. 45256B101                    13G                     Page 7 of 7 Pages



                             JOINT FILING AGREEMENT

          Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file this Amendment to Schedule 13G dated February 18, 2000 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Impax Laboratories, Inc. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 18th day of February, 2000.

                                        FREDERICK R. ADLER INTANGIBLE ASSET
                                        MANAGEMENT TRUST

                                        /s/ Susan R. Chapman
                                        ------------------------------------
                                        Susan R. Chapman, on behalf of the Trust



                                        FREDERICK R. ADLER INTANGIBLE ASSET
                                        MANAGEMENT TRUST

                                        /s/ Susan R. Chapman, Trustee
                                        ------------------------------------
                                        Susan R. Chapman, Trustee